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                                                                       Exhibit 2

                        [LAMPE, CONWAY & CO. LETTERHEAD]

November 12, 2004

Mr. Steven Volla
Chairman of the Board
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey  07008

Dear Mr. Volla:

Our firm is the investment manager of two private funds that in the aggregate own over 6% of the common shares of Pathmark Stores, Inc. (the "Company"). We have been a stockholder of the Company for more than 2 years. We are extremely disappointed with the Company's recent operating performance and the resultant decline in its share price. The Company's financial condition, as measured by its increasing leverage and declining cash generation, appears to be deteriorating. We have discussed these concerns directly with the management of your company but have seen little corrective action taken. We have reluctantly chosen to reach out to the Board in an attempt to spur a change in the management direction of the Company.

As evidenced by its deteriorating operating performance and declining share price, the Company's current strategic plan is clearly not working. It is incumbent on the Directors to seize the initiative to reverse these negative trends and pursue alternatives to enhance stockholder value. At a minimum, the present management team should be held strictly accountable for the Company's poor performance and dealt with accordingly.

In our prior discussions with management, we have offered to assist the Company in analyzing and pursuing strategic alternatives and we extend the same offer to you and the rest of the Board. As a Director of a public company, you and your fellow Directors have a serious fiduciary duty to protect the interests of all stockholders. We believe that the best interests of stockholders will be served if the Company promptly changes its current failing strategy and pursues alternatives that will increase the value of the Pathmark enterprise.

                                          Sincerely,
                                          LAMPE, CONWAY & Co. LLC


                                          By: /s/ Richard F. Conway
                                              ------------------------
                                          Name:  Richard F. Conway
                                          Title: Managing Member